STOLT-NIELSEN S.A.                              [LOGO OF THE STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

              STOLT-NIELSEN S.A. RELEASES AUDITED 2005 FINANCIALS,
           AND RESCHEDULES ANNUAL GENERAL MEETING AND DIVIDEND PAYMENT

London, England - May 4, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today filed with the U.S. Securities and Exchange Commission its audited 2005 financial statements and Annual General Meeting materials, which are also available on the Investor Relations page of www.stolt-nielsen.com.

The Company announced that Annual General Meeting of shareholders has been rescheduled to Friday, May 26, 2006 at 2:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of March 28, 2006, as previously announced, will be entitled to vote at the meeting.

A final 2005 dividend of $1.00 per Common Share (including American Depositary Shares (ADS's) each of which represents one Common Share) has been changed to be payable on June 15, 2006 to shareholders of record as of June 1, 2006. In accordance with the normal settlement practice, the shares will trade ex-dividend on and after May 30, 2006 (two business days prior to the June 1, 2006 record date). The dividend, which has been recommended by the Company's Board of Directors and is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for May 26, 2006 in Luxembourg.

Contact:   Richard M. Lemanski
           U.S. 1 203 299 3604
           rlemanski@stolt.com

           Jan Chr. Engelhardtsen
           UK 44 20 7611 8972
           jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.

Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

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